ADMINISTRATION AGREEMENT

         AGREEMENT entered into as of May 1, 2000, between Touchstone Advisors, Inc. ("Adviser"), an Ohio corporation having its principal place of business at 311 Pike Street, Cincinnati, Ohio 45202 and Integrated Fund Services, Inc. ("IFS"), an Ohio corporation having its principal place of business at 312 Walnut Street, Cincinnati, Ohio 45202.

         WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and provides investment management services under the terms of investment advisory agreements (the "Management Agreements") with Touchstone Investment Trust, Touchstone Strategic Trust and Touchstone Tax-Free Trust (referred to individually as a "Trust" and collectively as the "Trusts"), with respect to the series of the Trusts; and

         WHEREAS, the Trusts have been organized as Massachusetts business trusts to operate as investment companies registered under the Investment Company Act of 1940 (the "Act"); and

         WHEREAS, the Adviser manages the business affairs of the series of the Trusts pursuant to the Management Agreements; and

         WHEREAS, the Adviser wishes to avail itself of the information, advice, assistance and facilities of IFS to perform on behalf of certain series of the Trusts listed on Schedule A attached hereto, the services as hereinafter described; and

         WHEREAS, IFS wishes to provide such services to the Adviser under the conditions set forth below;

         NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Adviser and IFS agree as follows:

         1. EMPLOYMENT. The Adviser, being duly authorized, hereby employs IFS to perform those services desribed in this Agreement. IFS shall perform the obligations thereof upon the terms and conditions hereinafter set forth.

         2. TRUST ADMINISTRATION. Subject to the direction and control of the Adviser, IFS shall assist the Adviser in supervising the Trusts' business affairs not otherwise supervised by other agents of the Trusts. To the extent not otherwise the primary responsibility of, or provided by, other agents of the Trusts, IFS shall supply (i) non-investment related statistical and research data, (ii) internal regulatory compliance services, and (iii) executive and administrative services. IFS shall supervise the preparation of (i) tax returns,
(ii) reports to shareholders of the Trusts, (iii) reports to and filings with the Securities and Exchange Commission, state securities commissions and Blue Sky authorities including preliminary and definitive proxy materials and



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post-effective  amendments  to the  Trusts'  registration  statements,  and (iv)
necessary materials for meetings of the Trusts' Board of Trustees unless prepared by other parties under agreement.

         3. RECORDKEEPING AND OTHER INFORMATION. IFS shall create and maintain all necessary records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the Act and the rules thereunder, as the same may be amended from time to time, pertaining to the various functions performed by it and not otherwise created and maintained by another party pursuant to contract with a Trust. Where applicable, such records shall be maintained by IFS for the periods and in the places required by Rule 31a-2 under the Act.

         4. AUDIT, INSPECTION AND VISITATION. IFS shall make available to the Adviser during regular business hours all records and other data created and maintained pursuant to the foregoing provisions of this Agreement for reasonable audit and inspection by the Trusts or any regulatory agency having authority over the Trusts.

         5. COMPENSATION. For the performance of its obligations under this Agreement, the Adviser shall pay IFS, with respect to the series of the Trusts listed on Schedule A, a fee each month equal to the annual rate of .055% of the average value of such series' daily net assets. The Adviser is solely responsible for the payment of fees to IFS, and IFS agrees to seek payment of its fees solely from the Adviser.

         6. LIMITATION OF LIABILITY. IFS shall not be liable for any action taken, omitted or suffered to be taken by it in its reasonable judgment, in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement, or in accordance with instructions from the Adviser, provided, however, that such acts or omissions shall not have resulted from IFS' willful misfeasance, bad faith or gross negligence.

         7. COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940. The parties hereto acknowledge and agree that nothing contained herein shall be construed to require IFS to perform any services for the Adviser which services could cause IFS to be deemed an "investment adviser" of a Trust within the meaning of
Section 2(a)(20) of the Act or to supersede or contravene the Prospectus or Statement of Additional Information of any Trust or any provisions of the Act and the rules thereunder.

         8. TERMINATION. The provisions of this Agreement shall be effective upon its execution, shall continue in effect for two years from that date and shall continue in force from year to year thereafter, but only so long as such continuance is approved (1) by IFS and (2) by the Adviser. This Agreement may be terminated by either party upon sixty (60) days' written notice to the other party. This Agreement shall terminate automatically with respect to a series in the event of termination of an Advisory Agreement for that series. Upon the termination of this Agreement, the Adviser shall pay IFS such compensation as may be payable for the period prior to the effective date of such termination.


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         9. NO TRUST  LIABILITY.  IFS is hereby expressly put on notice that the
Trusts are not contracting parties to this Agreement and assume no obligations pursuant to this Agreement. IFS shall seek satisfaction of any obligations arising out of this Agreement only from the Adviser, and not from any Trust nor its Trustees, officers, employees or shareholders. IFS shall not act as agent for or bind either the Adviser or any Trust in any matter.

         10. MISCELLANEOUS. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Ohio. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the 1st day of May, 2000.

                               TOUCHSTONE ADVISORS, INC.



                               By: /s/ Jill T. McGruder
                               ---------------------
                               Jill T. McGruder
                               President


                               INTEGRATED FUND SERVICES, INC.



                               By: /s/ David E. Dennison
                               -----------------------
                               David E. Dennison
                               Senior Vice President and Chief Operating Officer


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Schedule A

TOUCHSTONE INVESTMENT TRUST

High Yield Fund
Intermediate Term Government Income Fund
Money Market Fund
Short Term Government Income Fund
Institutional Government Income Fund

TOUCHSTONE STRATEGIC TRUST

Utility Fund
Equity Fund
Growth/Value Fund
Aggressive Growth Fund
Enhanced 30 Fund

TOUCHSTONE TAX-FREE TRUST

Tax-Free Money Fund
Ohio Tax-Free Money Fund
California Tax-Free Money Fund
Florida Tax-Free Money Fund
Tax-Free Intermediate Term Fund
Ohio Insured Tax-Free Fund